                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549


                                  Form 6-K

                          Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                  for the period ended September 30, 2000


                              BP AMOCO p.l.c.
              (Translation of registrant's name into English)


       BRITANNIC  HOUSE, 1 FINSBURY CIRCUS,  LONDON,  EC2M 7BA, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F   X             Form 40-F
                             -----                     -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                   No    X
                          -----                  -----


THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-9790) OF BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION
STATEMENT ON FORM F-3 (FILE NO. 33-39075) OF BP AMERICA INC. AND BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-20338) OF BP AMERICA INC. AND BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-29102) OF THE STANDARD OIL COMPANY AND BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 33-21868) OF BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9020) OF BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9798) OF BP AMOCO p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP AMOCO p.l.c., AND THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-34968) OF BP AMOCO p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Page 2
                      BP AMOCO p.l.c. AND SUBSIDIARIES
      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                           RESULTS OF OPERATIONS


GROUP RESULTS JANUARY - SEPTEMBER 2000

                                                            Three months ended         Nine months ended
                                                                September 30              September 30
                                                                (Unaudited)                (Unaudited)
                                                            2000          1999         2000          1999
                                                          ---------------------      ---------------------
Total replacement cost operating profit           - $m     4,810         2,848       13,210         6,169
Replacement cost profit before exceptional items  - $m     3,058         1,743        8,601         3,646
Replacement cost profit for the period            - $m     2,918         1,205        8,357         2,085
Historical cost profit for the period             - $m     3,462         1,848        9,646         3,307
Profit per Ordinary Share                         - cents  15.36          9.53        45.19         17.06
Dividends per Ordinary Share                      - cents   5.25          5.00        15.25         15.00

(a) For further information on replacement cost profit see Note 5 of Notes to Consolidated Financial Statements.

The following discussion should be read in conjunction with the consolidated financial statements provided elsewhere in this Form 6-K and with the consolidated financial statements and related notes for the year ended December 31, 1999 included in BP Amoco p.l.c.'s Annual Report on Form 20-F for the year ended December 31, 1999. Comparative figures for the three months and nine months ended September 30, 1999 have been restated to reflect the creation of the Gas and Power business stream, which is reported separately from January 1, 2000. BP or the Group means BP Amoco p.l.c. and its subsidiaries.

On April 13, 2000 BP and Atlantic Richfield Company (ARCO) announced that they had received clearance from the US Federal Trade Commission (FTC) for the combination of the two companies and the combination was completed on April 18, 2000. The combination has been accounted for as an acquisition under UK GAAP and as a purchase under US GAAP. The results of ARCO have been included with effect from April 14, 2000, the day following the FTC approval of the transaction.

The Burmah Castrol acquisition was completed on July 7, 2000 for a total cost of $4.7 billion. The results have been included with effect from July 7, 2000.

The final agreement on the acquisition of the Mobil European Fuels JV share was completed in August, 2000. The Joint Venture has been consolidated with effect from August 1, 2000.

Replacement cost profit before exceptional items (which excludes inventory holding gains and losses) was $3,058 million for the three months ended September 30, 2000, compared with $1,743 million for the equivalent period of 1999. The increase reflects a very strong trading environment, continued performance improvement and the inclusion of ARCO and Burmah Castrol. These results include special charges of $392 million ($289 million after tax) for the three months ended September 30, 2000, and $294 million ($212 million after tax) for the equivalent period of 1999. The result for the three months ended September 30, 2000 is also after charging depreciation and amortization of $449 million arising from the fixed asset revaluation adjustment and goodwill consequent upon the ARCO and Burmah Castrol acquisitions. The special charges for the three months ended September 30, 2000 comprised ARCO and Vastar integration costs of $184 million, rationalization costs post the BP/Amoco merger of $140 million, $26 million for litigation costs, $25 million for Burmah Castrol integration costs and $17 million for an asset writedown. Those for the corresponding period of 1999 related to integration costs following the BP/Amoco merger.

For the nine months ended September 30, 2000 the replacement cost profit before exceptional items was $8,601 million, up from $3,646 million in 1999. The results for 2000 are after charging special items of $1,032 million ($761 million after tax) and acquisition depreciation and amortization of $751 million. The results for 1999 include special charges of $605 million ($437 million after tax) relating mainly to integration costs and an asset writedown.

Reductions in the combined cost structure of BP and ARCO are proceeding according to plan with around three-quarters of the $2 billion year-on-year target achieved at the end of the third quarter.

Page 3
                      BP AMOCO p.l.c. AND SUBSIDIARIES
      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                     RESULTS OF OPERATIONS - continued


The historical cost profit for the three months ended September 30, 2000 was $3,462 million including inventory holding gains of $544 million and net exceptional gains of $138 million ($140 million charge after tax) in respect of net profits on the sale of fixed assets and businesses and termination of operations. For the equivalent period of 1999 there was a profit of $1,848 million including inventory holding gains of $643 million and net exceptional charges of $501 million ($538 million after tax) for restructuring costs and net profits on the sale of fixed assets and businesses and termination of operations.

For the nine months ended September 30, 2000 the historical cost profit was $9,646 million including inventory holding gains of $1,289 million. This compares with a profit of $3,307 million including inventory holding gains of $1,222 million for the same period in 1999. Included in the results for the first nine months of 2000 were net exceptional profits of $142 million (net loss of $244 million after tax) for the sale of fixed assets and businesses and termination of operations. The results for the comparable period in 1999 included net exceptional charges of $1,745 million ($1,561 million after tax) for restructuring costs and net profits on the sale of fixed assets and businesses and termination of operations.

BP is presenting a pro forma result adjusted for special items in order to enable investors to evaluate better both BP historical performance and its performance against that of its competitors. The pro forma result adjusted for special items has been derived from BP reported UK GAAP accounting information but is not in itself a recognized UK or US GAAP measure.

                                                            Three months ended         Nine months ended
                                                                September 30              September 30
                                                                (Unaudited)                (Unaudited)
                                                            2000          1999         2000          1999
                                                          ---------------------      ---------------------
Replacement cost profit before exceptional items   - $m    3,058         1,743        8,601         3,646
Special items*                                     - $m      289           212          761           437
Acquisition amortization+                          - $m      449             -          751             -
                                                          ---------------------      ---------------------
Pro forma result adjusted for special items        - $m    3,796         1,955       10,113         4,083
                                                          ---------------------      ---------------------
   -  per ordinary share                          pence    11.43          6.31        30.77         13.09
   -  per ordinary share                          cents    16.91         10.09        47.38         21.07
   -  per ADS                                   dollars     1.01          0.61         2.84          1.26
                                                          ---------------------      ---------------------

 * The special items refer to non-recurring charges and credits reported in the quarter. The special items in the quarter comprise principally ARCO, Vastar and Burmah Castrol integration costs and rationalization costs post the BP Amoco merger.
 + Acquisition amortization refers to depreciation relating to the fixed asset revaluation adjustment and amortization of goodwill consequent upon the ARCO and Burmah Castrol acquisitions.

BP's pro forma result adjusted for special items was $3,796 million for the three months ended September 30, 2000 and $10,113 million for the nine months ended September 30, 2000. The results per share were 16.91 cents for the three months ended September 30, 2000 and 47.38 cents for the nine months ended September 30, 2000, an increase of 68% and 125% respectively over the comparable periods of 1999.

Net taxation, other than production taxes, charged for the three months ended September 30, 2000 was $1,554 million compared with $738 million in the equivalent period last year. This included a tax charge of $278 million in respect of exceptional items compared with a tax charge of $37 million for the third quarter of 1999. The effective tax rate on replacement cost profit before exceptional items was 29% for the three months ended September 30, 2000 and 28% for the nine months, compared with 28% for the equivalent periods of 1999. On a pro forma basis, the effective tax rate for the quarter and nine months was 26%. The decrease in the effective tax rate mainly reflects increased utilization of Nonconventional Fuels (Section 29) tax credits in the USA. These are tax credits relating to the production and sale of certain quantities of coalbed methane and other gases. Utilization of such credits is governed by certain restrictions. No such credits were available to be used in 1999.

Net cash outflow for the three months ended September 30, 2000 was $2.7 billion, compared with an inflow of $0.4 billion for the equivalent period of 1999. Significantly higher operating cash flow was more than offset by higher payments for capital expenditure and acquisitions, net of divestments, and higher tax payments relating to both tax on operations and on disposals. For the first nine months of 2000, net cash inflow was $3.7 billion compared with a net cash outflow of $2.0 billion in the same period in 1999. The improved cash flow for the nine months reflects strong operating cash flow along with sales proceeds from the FTC mandated ARCO asset sales, partly offset by higher tax and payments for capital expenditure and acquisitions.

Page 4
                      BP AMOCO p.l.c. AND SUBSIDIARIES
      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                     RESULTS OF OPERATIONS - continued

Excluding the cost of acquisitions and spending by the acquisitions, capital expenditure for the three months ended September 30, 2000 was $2.1 billion and $5.6 billion for the nine months ended September 30, 2000, an increase of 27% and 14% respectively. Disposal proceeds for the nine months ended September 30, 2000 amounted to $10.0 billion compared to $1.1 billion a year ago. Acquisitions in the nine months amounted to $6.2 billion (nil a year ago). Net cash outflow for capital expenditure and acquisitions, net of disposals, was $3.7 billion compared with $4.2 billion for the nine months of 1999.

The following table summarizes the changes in capital expenditure and acquisitions between 1999 and 2000. In order to present a meaningful comparison against 1999, the table adjusts the reported capital expenditure and acquisitions in 2000 to exclude the costs of significant acquisitions and spending by the acquisitions.

                                                                 Three months ended      Nine months ended
                                                                     September 30           September 30
                                                                      (Unaudited)            (Unaudited)
                                                                 ------------------      -----------------
                                                                                ($ million)
BP 1999 capital expenditure and acquisitions as reported (A)            1,611                   4,919
                                                                 ==================      =================
BP 2000 capital expenditure and acquisitions as reported (B)            9,587                  15,147
Less significant acquisitions: (C)
   Purchase of Burmah Castrol issued share capital                     (3,817)                 (4,686)
   Purchase of Mobil share of European Fuels JV                        (1,450)                 (1,450)
   Acquisition of a 2.2% interest in PetroChina                             -                    (578)
   Purchase of minority interest in Vastar                             (1,688)                 (1,688)
   ARCO capital expenditure                                              (531)                 (1,083)
   Burmah Castrol capital expenditure                                     (17)                    (17)
   Additional capital expenditure due to the
   full consolidation of European Fuels JV                                (30)                    (30)
                                                                 ------------------      -----------------
                                                                       (7,533)                 (9,532)
                                                                 ------------------      -----------------
BP 2000 capital expenditure and acquisitions                            2,054                   5,615
adjusted for acquisitions (D) [D=B-C]                            ==================     ==================

Increase 2000 against 1999 (D-A)                                          433                     696
                                                                 ==================     ==================
% Increase                                                                27%                     14%

Net debt at September 30, 2000 was $17.2 billion. The ratio of net debt to net debt plus equity was 19% compared with 15% at June 30, 2000 and 25% at September 30, 1999. Based on the pro forma result adjusted for special items, the ratio of net debt to net debt plus equity was 25% at September 30, 2000. Net debt of $5,863 million and $716 million was acquired as part of the ARCO and Burmah Castrol acquisitions respectively. Interest expense for the three months ended September 30, 2000 was $460 million compared with $355 million in the equivalent period of 1999. For the first nine months of 2000 interest expense was $1,159 million compared to $987 million a year ago. Interest expense for the third quarter of 2000 reflects interest on the combined debt of BP, ARCO and Burmah Castrol.

BP believes that, taking into account unutilized market facilities, the Group has sufficient financing for foreseeable requirements.

The return on average capital employed for the three months ended September 30, 2000, based on replacement cost profit before exceptional items and after adding back interest expense and minority shareholders' interest, was 15%, the same as for the equivalent period of 1999. Based on the pro forma result adjusted for special items, and after adding back interest expense and minority shareholders' interest, the return on average capital employed was 23% for the third quarter of 2000 and 16% for the third quarter of 1999. For further information on the return on average capital employed calculation see Note 12 of Notes to Consolidated Financial Statements.

Page 5
                      BP AMOCO p.l.c. AND SUBSIDIARIES
      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                     RESULTS OF OPERATIONS - continued

BP purchased for cancellation $428 million of its own shares during the third quarter of 2000. Total purchases so far this year amount to $1,404 million.

BP announced a third quarterly dividend for 2000 of 5.25 cents per Ordinary Share. Holders of Ordinary Shares will receive 3.602 pence per share and holders of American Depositary Receipts (ADRs) $0.315 per ADS share. The dividend is payable on December 11, 2000 to shareholders on the register on November 17, 2000. Participants in the Dividend Reinvestment Plan or the dividend reinvestment facility in the US Direct Access Plan will receive the dividend in the form of shares on December 11, 2000.

BP intends to continue to pay dividends in the future of around 50% of estimated average replacement cost profit before exceptional items through the business cycle.

Page 6
                      BP AMOCO p.l.c. AND SUBSIDIARIES
      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                     RESULTS OF OPERATIONS - continued

DETAILED REVIEW OF BUSINESSES (EXCLUDING EXCEPTIONAL ITEMS)

EXPLORATION AND PRODUCTION

                                                            Three months ended         Nine months ended
                                                                September 30              September 30
                                                                (Unaudited)                (Unaudited)
                                                            2000          1999         2000          1999
                                                          ---------------------      ---------------------
Total replacement cost operating profit        - $m        3,652         2,183        9,970         4,398
Special items                                  - $m          192           142          475           256
Acquisition amortization                       - $m          312             -          565             -
                                                          ---------------------      ---------------------
Pro forma operating result
adjusted for special items                     - $m        4,156         2,325       11,010         4,654
                                                          ---------------------      ---------------------
Results included:
Exploration expense                            - $m          143           141          442           437
Key Statistics:
Average prices   :Crude oil*                   - $/bbl     27.84         19.17        26.13         14.68
realized by BP
                 :Natural gas                  - $/mcf      3.01          1.99         2.57          1.87
Crude oil production (net of royalties)        - mb/d      1,902         2,047        1,927         2,065
Natural gas production (net of royalties)      - mmcf/d    7,797         5,917        7,269         5,977
Total production (net of royalties) (a)        - mboe/d    3,246         3,067        3,180         3,096

*    Crude oil and natural gas liquids

(a) Expressed in thousands of barrels of oil equivalent per day (mboe/d). Gas is converted to oil equivalent at 5.8 billion cubic feet: 1 million barrels.

(b)  Further operating information is shown on page 20.

Replacement cost operating profits for the three months and nine months ended September 30, 2000 were $3,652 million and $9,970 million respectively. This compares with $2,183 million and $4,398 million for the corresponding periods in 1999. The results for both periods in 2000 reflect a contribution from ARCO for the period from April 14, 2000. In addition, the results are after charging special items of $192 million for the third quarter and $475 million for the nine months respectively, and depreciation and amortization arising from the fixed asset revaluation adjustment and goodwill consequent upon the ARCO acquisition of $312 million for the third quarter and $565 million for the nine months.

Special items in the three months ended September 30, 2000 principally comprised ARCO and Vastar integration costs of $162 million and $17 million for an asset write-down. The special items for the nine months ended September 30, 2000 comprised $421 million for ARCO and Vastar integration costs, $24 million for the settlement of a lawsuit and $17 million for an asset write-down.

The special items in 1999 related mainly to BP/Amoco merger integration costs and an asset write-down.

The pro forma results adjusted for special items for the third quarter and nine months were a record $4,156 million and $11,010 million respectively. The improved results, when compared with a year ago, reflected significantly higher oil and gas prices, the ARCO acquisition and further operational improvements.

Third quarter 2000 production, excluding acquisitions and divestments, reflects the increased focus in the 1999 capital programme. Reported production for the three months ended September 30, 2000 increased by 6%, (a 3% decline excluding the effect of acquisitions and divestments); oil production was down 7% (a 5% decline excluding the effect of acquisitions and divestments) and gas production increased by 32% (no change excluding the effect of acquisitions and divestments). A detailed volume reconciliation schedule can be found on the following page. Capital expenditure for the current quarter increased to $1.9 billion ($1.4 billion, excluding ARCO ongoing capital expenditure) from the $0.8 billion spent in the third quarter of 1999. Capital expenditure for the nine months ended September 30, 2000 was $4.3 billion ($3.3 billion excluding ARCO ongoing capital expenditure) compared with $2.8 billion for the corresponding period in 1999.

In the US Gulf of Mexico, the developments of NaKika (BP 50%), Horn Mountain (BP 67% and operator) and Kings Peak (BP 100% and operator) were approved by BP, amounting to $1.2 billion in commitments. In addition, offshore UK, the second phase of Foinaven was approved. UK government approval for $630 million has been sought for the Magnus enhanced oil recovery project that will take gas from Foinaven and Schiehallion for reinjection in the Magnus reservoir.

                      BP AMOCO p.l.c. AND SUBSIDIARIES
      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                     RESULTS OF OPERATIONS - continued

In September, BP announced the completion of the purchase of the publicly held minority stock holding in Vastar Resources Inc. BP had acquired 81.8% of Vastar through the ARCO acquisition. Because of the close operational alignment with the existing BP upstream US operations, the Vastar operations have been rapidly integrated with the BP operations.

During the quarter, offshore Angola, discoveries at Saxi-1, in Block 15 (BP 26.67%) and Perpetua-1, in Block 17 (BP 16.67%) and, offshore Trinidad and Tobago, a major new natural gas discovery were announced. The initial well on the Red Mango field (BP 100%) indicated significant gas and oil condensate reserves. This is BP's second major gas find in this area this year.

The following tables summarize the changes in oil and gas production between 1999 and 2000. In order to present a meaningful comparison against 1999, the tables adjust the reported production in 1999 and 2000 to exclude the production from significant acquisitions and divestments for the three month and nine month periods ended September 30, 1999 and September 30, 2000. A separate reconciliation for ARCO for the same periods is also provided.

                                                                     (Unaudited)
                                                          Oil        Gas       Gas       Total
                                                      -------    -------   -------     -------
                                                        (mb/d)   (mmcf/d)  (mboe/d)    (mboe/d)
BP 3Q 1999 production as reported (A)                   2,047      5,917     1,020       3,067

Net acquisitions and divestments (B)
UK               Scott/Telford                            (21)       (10)       (2)        (23)
Rest of Europe   -                                          -          -         -           -
USA              Crescendo, Altura, PBU realignment,
                 Western gas                             (215)      (165)      (28)       (243)

Rest of World    Venezuela, others                        (64)       (33)       (6)        (70)
                                                      -------    -------   -------     -------
                                                         (300)      (208)      (36)       (336)
                                                      -------    -------   -------     -------
BP 3Q 1999 production adjusted for
divestments and acquisitions (C) [C=A-B]                1,747      5,709       984       2,731
                                                      =======    =======   =======     =======

BP and ARCO 3Q 2000 production as reported (D)          1,902      7,797     1,344       3,246
Less: ARCO contribution 3Q 2000 (E)                      (240)    (2,105)     (363)       (603)
                                                      -------    -------   -------     -------
BP 3Q 2000 production adjusted for
divestments and acquisitions (F) [F=D-E]                1,662      5,692       981       2,643
                                                      =======    =======   =======     =======
Increase/(decrease) 2000 against 1999 (F-C)               (85)       (17)       (3)        (88)
                                                      =======    =======   =======     =======
% Decrease                                                (5%)         -                   (3%)



                                                                     (Unaudited)
ARCO reconciliation                                       Oil        Gas       Gas       Total
                                                      -------    -------   -------     -------
                                                        (mb/d)   (mmcf/d)  (mboe/d)    (mboe/d)

ARCO 3Q 1999 production as reported (A)                   600      2,220       383         983
Less divestments (B)
UK              North Sea 4th Round                       (20)         -         -         (20)
Rest of Europe  -                                           -          -         -           -
USA             Alaska, Long Beach                       (319)       (35)       (6)       (325)
Rest of World   Tunisia, Ecuador, Algeria                 (24)         -         -         (24)
                                                      -------    -------   -------     -------
                                                         (363)       (35)       (6)       (369)
                                                      -------    -------   -------     -------
ARCO 3Q 1999 production adjusted
for divestments (C) [C=A-B]                               237      2,185       377         614
                                                      =======    =======   =======     =======
ARCO 3Q 2000 production as reported (D)                   240      2,105       363         603
                                                      =======    =======   =======     =======
Increase/(decrease) 2000 against 1999 (D-C)                 3        (80)      (14)        (11)
                                                      =======    =======   =======     =======
% Increase/(decrease)                                      1%        (4%)                  (2%)

                      BP AMOCO p.l.c. AND SUBSIDIARIES
      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                     RESULTS OF OPERATIONS - continued


                                                                     (Unaudited)
                                                          Oil        Gas       Gas       Total
                                                      -------    -------   -------     -------
                                                        (mb/d)   (mmcf/d)  (mboe/d)    (mboe/d)
BP Nine Months 1999 production as reported (A)          2,065      5,977     1,031       3,096

Net acquisitions and divestments (B)
UK                Scott/Telford                           (14)       (10)       (2)        (16)
Rest of Europe    -                                         -          -         -           -
USA               Altura, PBU Realignment                (210)      (104)      (18)       (228)
Rest of World     Canada Oil                              (69)       (41)       (7)        (76)
                                                      -------    -------   -------     -------
                                                         (293)      (155)      (27)       (320)
                                                      -------    -------   -------     -------
BP Nine Months 1999 production adjusted for
divestments and acquisitions (C) [C=A-B]                1,772      5,822     1,004       2,776
                                                      =======    =======   =======     =======

BP and ARCO Nine Months 2000 production
as reported (D)                                         1,927      7,269     1,253       3,180
Net acquisitions and divestments (E)
ARCO Contribution April 14 - September 30, 2000          (161)    (1,340)     (231)       (392)
Altura, Others                                            (61)       (44)       (8)        (69)
                                                      -------    -------   -------     -------
                                                         (222)    (1,384)     (239)       (461)
                                                      -------    -------   -------     -------
BP Nine Months 2000 production adjusted
for divestments and acquisitions (F) [F=D-E]            1,705      5,885     1,014       2,719
                                                      =======    =======   =======     =======
Increase/(decrease) 2000 against 1999 (F-C)               (67)        63        10         (57)
                                                      =======    =======   =======     =======
% Increase/(decrease)                                     (4%)        1%                   (2%)


                                                                     (Unaudited)
ARCO reconciliation                                       Oil        Gas       Gas       Total
                                                      -------    -------   -------     -------
                                                        (mb/d)   (mmcf/d)  (mboe/d)    (mboe/d)

ARCO Nine Months 1999 production as reported (A)          628      2,395       413       1,041

Less divestments (B)
UK                North Sea 4th Round                     (19)         -         -         (19)
Rest of Europe    -                                         -          -         -           -
USA               Alaska, Long Beach                     (349)       (35)       (6)       (355)
Rest of World     Tunisia, Ecuador, Algeria               (18)         -         -         (18)
                                                      -------    -------   -------     -------
                                                         (386)       (35)       (6)       (392)
                                                      -------    -------   -------     -------
ARCO Nine Months 1999 production
adjusted for divestments (C) [C=A-B]                      242      2,360       407         649
                                                      =======    =======   =======     =======
ARCO Nine Months 2000 production as reported (D)          357      2,285       394         751
Less: divestments (E)
UK               North Sea 4th Round                       (5)         -         -          (5)
Rest of Europe   -                                          -          -         -           -
USA              Alaska, Long Beach                      (111)       (12)       (2)       (113)
Rest of World                                               -          -         -           -
                                                      -------    -------   -------     -------
                                                         (116)       (12)       (2)       (118)
                                                      -------    -------   -------     -------
ARCO 3Q 2000 production adjusted
for divestments (F) [F=D-E]                               241      2,273       392         633
                                                      =======    =======   =======     =======
Increase/(decrease) 2000 against 1999 (F-C)                (1)       (87)      (15)        (16)
                                                      =======    =======   =======     =======
% Decrease                                                  -        (4%)                  (2%)

                      BP AMOCO p.l.c. AND SUBSIDIARIES
      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                     RESULTS OF OPERATIONS - continued


GAS AND POWER

                                                            Three months ended         Nine months ended
                                                                September 30              September 30
                                                                (Unaudited)                (Unaudited)
                                                            2000          1999         2000          1999
                                                          ---------------------      ---------------------
Total replacement cost operating profit      - $m             48            57          126           163
Special items                                - $m              -             -            -             -
Acquisition amortization                     - $m              -             -            -             -
                                                          ---------------------      ---------------------
Pro forma operating result
adjusted for special items                   - $m             48            57          126           163
                                                          ---------------------      ---------------------
Total gas sales volumes                      - mmcf/d     14,860         9,048       13,398         8,654


(a) Further operating information is shown on page 20.

The Gas and Power business stream which is reported separately from January 1, 2000 is responsible for BP's world-wide gas marketing activities and all business development opportunities in natural gas, including gas-fired power generation. The Gas and Power stream has responsibility for the shareholding in Ruhrgas, BP's existing gas marketing and trading operations in the UK and North America, and world-wide power development activities. Gas and Power has established business development operations in Latin America, the Mediterranean, the Caspian region, the Middle East, Northern Europe, China and the Asia-Pacific region.

Replacement cost operating profit for the third quarter of 2000 was $48 million compared with $57 million a year ago. The nine months result was $126 million compared to $163 million for 1999. The 2000 results reflect improved performance from higher gas sales volumes, more than offset by increased business development costs and lower Ruhrgas income. Gas sales volumes for the three months ended September 30, 2000 increased by 64% (a 28% increase excluding the effect of acquisitions).

The following table summarizes changes in gas sales volumes between 1999 and 2000. In order to present a meaningful comparison against 1999, the table adjusts the reported gas sales volumes for 2000 to exclude the contribution from significant acquisitions.

                                                            Three months ended       Nine months ended
                                                                September 30           September 30
                                                                (Unaudited)             (Unaudited)
                                                          ---------------------   ---------------------
                                                                 (million cubic feet per day)
BP 1999 gas sales volumes as reported (A)                           9,048                   8,654
                                                          =====================   =====================
BP 2000 gas sales volumes as reported (B)                          14,860                  13,398
Less: acquisitions (C)
ARCO                                                               (2,041)                 (2,065)
Progas                                                             (1,234)                 (1,245)
                                                          ---------------------   ---------------------
                                                                   (3,275)                 (3,310)
                                                          ---------------------   ---------------------
BP 2000 gas sales volumes adjusted
for acquisitions (D) [D=B-C]                                       11,585                  10,088
                                                          =====================   =====================
Increase 2000 against 1999 (D-A)                                    2,537                   1,434
                                                          =====================   =====================
% increase                                                            28%                     17%

During the quarter regulatory approval was received for the purchase of IGI Resources, a US natural gas and power trading and transportation business.

In the UK, BP became the first company to provide an emissions credits management service to a major energy user - Imerys (formerly English China
Clay), as part of a wider energy management relationship.

In Spain, we established a leading new entrant position in the recently liberalized market by winning some 5% share of the eligible industrial market. We launched an integrated energy offer `Energia', in combination with BP's oil marketing business.

In Texas, plans were announced to construct a major gas-fired co-generation plant at Texas City, BP's largest refining and petrochemicals complex. Gas will be supplied by BP with options for power marketing and trading. The refinery and chemicals operations will benefit from greater efficiency with resultant lower costs and significantly reduced emissions of nitrogen oxides in the Houston area.

                      BP AMOCO p.l.c. AND SUBSIDIARIES
      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                     RESULTS OF OPERATIONS - continued


REFINING AND MARKETING

                                                            Three months ended         Nine months ended
                                                                September 30              September 30
                                                                (Unaudited)                (Unaudited)
                                                            2000          1999         2000          1999
                                                          ---------------------      ---------------------
Total replacement cost operating profit       - $m         1,063           641        3,014         1,547
Special items                                 - $m           110            21          251            71
Acquisition amortization                      - $m           170             -          234             -
                                                          ---------------------      ---------------------
Pro forma operating result
adjusted for special items                    - $m         1,343           662        3,499         1,618
                                                          ---------------------      ---------------------
Global Indicator Refining Margin*             - $/bbl       4.83          1.99         3.99          1.42
Refinery throughputs                          - mb/d       3,113         2,506        2,858         2,524
Marketing sales                               - mb/d       4,010         3,151        3,580         3,158

* The Global Indicator Refining Margin (GIM) is the average of seven regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity.

(a) Further operating information is shown on page 20.

Replacement cost operating profits for the three months and nine months ended September 30, 2000 there were $1,063 million and $3,014 million respectively. This compares with $641 million and $1,547 million for the same periods in 1999. The results for both periods in 2000 include a contribution from ARCO for the period from April 14, 2000, a contribution from Burmah Castrol for the period from July 7, 2000 and reflect the full consolidation of the European Fuels business from August 1, 2000. In addition, the results are after charging special items of $110 million and depreciation and amortization arising from the fixed assets revaluation adjustment and goodwill consequent upon the ARCO and Burmah Castrol acquisitions of $170 million.

Special items in the three months ended September 30, 2000 comprised rationalization costs post the BP/Amoco merger of $48 million, ARCO and Burmah Castrol integration costs of $36 million and litigation costs of $26 million. The special items for the nine months ended September 30, 2000 comprise $120 million for ARCO and Burmah Castrol integration costs, $105 million for rationalization costs post the BP/Amoco merger, and $26 million for litigation costs.

The special items in 1999 related principally to BP/Amoco merger integration costs.

The pro forma result adjusted for special items for the third quarter was $1,343 million and for the nine months $3,499 million, both significantly up on a year ago.

The main reasons for the improved results for both the three months and nine months ended September 30, 2000 compared to last year were higher refining margins, continuing cost reductions and contributions from ARCO and Burmah Castrol. Refining margins were stronger in all regions. Marketing margins remained under pressure due to the inability to pass through high product prices in fiercely competitive markets, which was exacerbated by fuel tax protests in the UK and elsewhere in Europe. Excluding ARCO and the Mobil European Fuels JV acquisition effects, shop sales in the quarter were 10% higher than a year ago. The quarter on quarter comparison also benefited from higher refinery throughputs, mainly driven by fewer turnarounds.

The Burmah Castrol acquisition was completed on 7th July. In addition, the final agreement on the acquisition of the Mobil European Fuels JV share was completed in August. These changes are reflected in reported volumes shown on the following page.

The sale to Tosco Corporation of the Alliance refinery, located in Belle Chasse, Louisiana, was completed in September.

On November 15, 2000 BP announced that it intended to sell three of its US refineries and their associated facilities in line with the Company's global refining strategy outlined in July, 2000. The three refineries - Salt Lake City in Utah, Mandan in North Dakota and Yorktown in Virginia - have a combined capacity of 177,000 barrels a day. The refineries will continue to operate normally during the sales process. It is anticipated that the sales process will be completed by mid-2001.

                      BP AMOCO p.l.c. AND SUBSIDIARIES
      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                     RESULTS OF OPERATIONS - continued


The following table summarises changes in refinery throughputs and marketing sales volumes between 1999 and 2000. In order to present a meaningful comparison against 1999, the table adjusts the reported amounts in 1999 and 2000 to exclude the contribution from significant acquisitions and divestments.

                                                           Three months ended               Nine months ended
                                                              September 30                     September 30
                                                               (Unaudited)                      (Unaudited)
                                                        Refinery     Marketing           Refinery     Marketing
                                                     Throughputs         Sales        Throughputs         Sales
                                                     -----------     ---------        -----------     ---------
                                                                (mb/d)                           (mb/d)
BP 1999 as reported (A)                                    2,506         3,151              2,524         3,158
Alliance divestment (B)                                     (262)            -               (255)            -
                                                     -----------   -----------        -----------   -----------
BP 1999 adjusted for divestments (C) [C=A-B]               2,244         3,151              2,269         3,158
                                                     ===========   ===========        ===========   ===========
BP and ARCO 2000 as reported (D)                           3,113         4,010              2,858         3,581
Net acquisitions and divestments (E)

ARCO                                                        (468)         (463)              (292)         (298)
Mobil share of European fuels JV                            (179)         (208)               (61)          (70)
Burmah Castrol                                                 -           (34)                 -           (11)
Alliance                                                    (193)            -               (228)            -
                                                     -----------   -----------        -----------   -----------
                                                            (840)         (705)              (581)         (379)
                                                     -----------   -----------        -----------   -----------
BP 2000 adjusted for acquisitions                          2,273         3,305              2,277         3,202
and divestments (F) [F=D-E]
                                                     ===========   ===========        ===========   ===========
Increase 2000 against 1999 (F-C)                              29           154                  8            44
                                                     ===========   ===========        ===========   ===========
% increase                                                    1%            5%                  -            1%

                      BP AMOCO p.l.c. AND SUBSIDIARIES
      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                     RESULTS OF OPERATIONS - continued

CHEMICALS

                                                            Three months ended         Nine months ended
                                                                September 30              September 30
                                                                (Unaudited)                (Unaudited)
                                                            2000          1999         2000          1999
                                                          ---------------------      ---------------------
Total replacement cost operating profit       - $m           263           143          842           547
Special items                                 - $m             4            50           54           120
Acquisition amortization                      - $m             -             -            -             -
                                                          ---------------------      ---------------------
Pro forma operating result
adjusted for special items                    - $m           267           193          896           667
                                                          ---------------------      ---------------------
Chemicals Indicator Margin*                   - $/te         137           108          130           108
Production volumes                            - kte        5,488         5,479       16,680        16,137

*  The   Chemicals   Indicator   Margin   (CIM)  is  a   weighted   average   of
   externally-based product margins. It is based on market data collected by Chem Systems in their quarterly market analyses, then weighted based on BP's product portfolio. While it does not cover our entire portfolio, it includes a broader range of products than our previous indicator. Among the products and businesses covered in the CIM are the olefins and derivatives, the aromatics and derivatives, linear alpha-olefins, acetic acid, vinyl acetate monomer and nitriles. Not included are Fabrics and Fibres, plastic fabrications, poly alpha-olefins, anhydrides, Engineering Polymers and Carbon Fibres, speciality intermediates, and the remaining parts of the solvents and acetyls businesses.

(a)Further operating information is shown on page 20.


Replacement cost operating profits for the three months and nine months ended September 30, 2000 were $263 million and $842 million including special items of $4 million and $54 million respectively. For the corresponding periods in 1999 the replacement cost operating profits were $143 million (including special items of $50 million) and $547 million (including special items of $120 million). The special items for the nine months ended September 30, 2000 mainly comprise an asset writedown. The special items in 1999 related to litigation settlement and integration costs arising from the BP/Amoco merger.

The quarter's pro forma result adjusted for special items was $267 million, down from $370 million in the second quarter. This reflected margin pressure from higher feedstock costs and unscheduled plant shutdowns at Grangemouth, Scotland. The third quarter and nine months results were up on a year ago, with generally better margins, despite the euro being some 15% weaker and lower costs.

Chemicals' production was 5,488 ktes in the third quarter. This was similar to the previous quarter and third quarter last year. For the nine months ended September 30, 2000 production was up 3% compared with 1999.

In September, BP signed a memorandum of understanding for a joint venture purified terephthalic acid (PTA) plant in China. The unit is expected to be built at the Caojing chemical industry park near Shanghai, where BP and Sinopec subsidiary Shanghai Petrochemical (SPC) are planning an olefins complex.

                      BP AMOCO p.l.c. AND SUBSIDIARIES
      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                     RESULTS OF OPERATIONS - continued

OTHER BUSINESSES AND CORPORATE

                                                            Three months ended         Nine months ended
                                                                September 30              September 30
                                                                (Unaudited)                (Unaudited)
                                                            2000          1999         2000          1999
                                                          ---------------------      ---------------------
Replacement cost operating loss                 - $m        (216)         (176)        (742)         (486)
Special items                                   - $m          86            81          252           158
Acquisition amortization                        - $m           -             -            -             -
                                                          ---------------------      ---------------------
Pro forma operating result
adjusted for special items                      - $m        (130)          (95)        (490)         (328)
                                                          ---------------------      ---------------------

Other Businesses and Corporate comprises Finance, BP Solar, the Group's coal and aluminium assets, its investment in PetroChina, interest income and costs relating to corporate activities worldwide. Replacement cost operating loss for the three months ended September 30, 2000 was $216 million (including special items of $86 million) and $742 million for the nine months ended September 30, 2000 (including special items of $252 million). There were special items of $81 million and $158 million for the three months and nine months ended September 30, 1999 in respect of BP/Amoco merger integration costs.

The special items in 2000 primarily comprised $132 million of costs arising from
ARCO  integration   activities  and  $118  million  related  to  rationalization activities post the BP/Amoco merger.

BP Solar production and shipments in the quarter and nine months showed continuing growth, with the third quarter up 30% on a year ago and the nine months up by 27%. Capacity is being expanded to meet further anticipated growth in sales.


EXCEPTIONAL ITEMS

                                                            Three months ended         Nine months ended
                                                                September 30              September 30
                                                                (Unaudited)                (Unaudited)
                                                            2000          1999         2000          1999
                                                          ---------------------      ---------------------
Profit (loss) on sale of fixed assets and
businesses and termination of operations    - $m             138          (317)         142           (58)
Restructuring costs                         - $m               -          (184)           -        (1,687)
Taxation credit (charge)                    - $m            (278)          (37)        (386)          184
                                                          ---------------------      ---------------------
Exceptional items after taxation            - $m            (140)         (538)        (244)       (1,561)
                                                          ---------------------      ---------------------

(a) For further information on exceptional items see Note 7 of Notes to Consolidated Financial Statements.

Exceptional items before taxation for the third quarter of 2000 primarily represent the profit on sale of the Alliance Refinery. In addition, exceptional items before taxation for the nine months include the profit on sale of BP's interest in Altura Energy, the losses on sale of certain Venezuelan upstream interests and the subvention of Singapore Aromatics Company bank loans.

OUTLOOK

Overall, the outlook for the rest of the year continues to be broadly positive. Crude prices reflect robust demand, though are likely to be volatile on market sentiment. Low stocks are likely to continue to support the market. Natural gas prices remain strong and are likely to be underpinned by seasonal demand. Low product stocks are likely to continue to underpin refining margins, though marketing margins may remain under pressure. Underlying demand for chemicals remains unchanged but margins are likely to come under pressure due to increasing supply, with continuing high oil prices and euro weakness.

Implementation of our strategy continues. Disciplined investment will lead to top-line growth. Cost reductions and portfolio improvements continue to improve underlying returns.

                      BP AMOCO p.l.c. AND SUBSIDIARIES
      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                     RESULTS OF OPERATIONS - continued


FORWARD-LOOKING STATEMENTS

In order to utilize the 'Safe Habor' provisions of the United States Private Securities Litigation Reform Act of 1995, BP is providing the following cautionary statement: The foregoing discussion, in particular the statements under `Outlook', focuses on certain trends and general market and economic conditions and outlook on production levels or rates, prices, margins and currency exchange rates and, as such, are forward-looking statements that involve risk and uncertainty that could cause actual results and developments to differ materially from those expressed or implied by this discussion. By their nature, trends and outlook on production, price, margin and currency exchange rates are difficult to forecast with any precision, and there are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements including future levels of industry product supply, demand and pricing; currency exchange rates; political stability and economic growth in relevant areas of the world; development and use of new technology and successful partnering; the actions of competitors, natural disasters and other changes to business conditions. Additional information, including information on factors which may affect BP Amoco's business, is contained in BP Amoco's Annual Report and Accounts for 1999 and in the Annual Report on Form 20-F for 1999 filed with the US Securities and Exchange Commission.

2000 DIVIDENDS

On November 7, 2000, BP Amoco p.l.c. announced a third quarterly dividend for 2000 of 5.25 cents per Ordinary Share of 22,596.9 million (Ordinary Shares), representing $0.315 per American Depositary Share (ADS) amounting to $1,185 million in total. The record date for qualifying US resident holders of American Depositary Shares as well as holders of Ordinary Shares was November 17, 2000, with payment to be made on December 11, 2000.

The dividend payable on December 11, 2000 entitles qualifying ADS shareholders to a refund of the 1/9th UK tax credit (approximately $0.033) attaching to the dividend less a UK withholding tax limited to the amount of the tax credit. The effect of these arrangements for ADS holders is currently a cash payment of $0.300, a gross dividend for tax purposes of $0.333 and a potential tax credit of $0.033 per ADS.

There is a Dividend Reinvestment Plan whereby holders of Ordinary Shares can elect to reinvest the net cash dividend in shares purchased on the London Stock Exchange. This plan is not available to any person resident in the USA or Canada, or in any jurisdiction outside the UK where such an offer requires compliance by the Company with any governmental or regulatory procedures or any similar formalities.

A dividend reinvestment facility is, however, available for holders of ADRs through the Direct Access Plan of Morgan Guaranty Trust Company of New York.

Participants in the Dividend Reinvestment Plan or the dividend reinvestment facility included in the US Direct Access Plan will receive the dividend in the form of shares on December 11, 2000.

                      BP AMOCO p.l.c. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF INCOME

                                                            Three months ended         Nine months ended
                                                                September 30              September 30
                                                                (Unaudited)                (Unaudited)
                                                            2000          1999         2000          1999
                                                          ---------------------      ---------------------
                                                               ($ million, except per share amounts)
Turnover - Note 2                                         44,862        26,665      116,980        67,588
Less: joint ventures                                       2,231         4,707       13,480        11,972
                                                         -------       -------      -------       -------
Group turnover                                            42,631        21,958      103,500        55,616

Replacement cost of sales                                 35,250        17,787       84,472        45,141
Production taxes - Note 3                                    511           292        1,497           649
                                                         -------       -------      -------       -------
Gross profit                                               6,870         3,879       17,531         9,826
Distribution and administration expenses                   2,466         1,353        5,660         4,458
Exploration expense - Note 4                                 143           141          442           437
                                                         -------       -------      -------       -------
                                                           4,261         2,385       11,429         4,931
Other income                                                  95           104          533           373
                                                         -------       -------      -------       -------
Group replacement cost operating profit                    4,356         2,489       11,962         5,304
Share of profits of joint ventures                           261           203          716           474
Share of profits of associated undertakings                  193           156          532           391
                                                         -------       -------      -------       -------
Total replacement cost operating profit - Notes 5 and 6    4,810         2,848       13,210         6,169

Profit (loss) on sale of fixed assets and                    138          (317)         142           (58)
businesses - Note 7
Restructuring costs - Note 7                                   -          (184)           -        (1,687)
                                                         -------       -------      -------       -------
Replacement cost profit before interest and tax - Note 5   4,948         2,347       13,352         4,424
Inventory holding gains - Note 9                             544           643        1,289         1,222
                                                         -------       -------      -------       -------
Historical cost profit before interest and tax             5,492         2,990       14,641         5,646
Interest expense - Note 10                                   460           355        1,159           987
                                                         -------       -------      -------       -------
Profit before taxation                                     5,032         2,635       13,482         4,659
Taxation - Note 11                                         1,554           738        3,730         1,267
                                                         -------       -------      -------       -------
Profit after taxation                                      3,478         1,897        9,752         3,392
Minority shareholders' interest                               16            49          106            85
                                                         -------       -------      -------       -------
Profit for the period                                      3,462         1,848        9,646         3,307
                                                         =======       =======      =======       =======
Earnings per Ordinary Share - cents (a)
   Basic                                                   15.36          9.53        45.19         17.06
   Diluted                                                 15.26          9.48        44.88         16.97
                                                         -------       -------      -------       -------
Earnings per American depositary share - cents (a)
   Basic                                                   92.16         57.18       271.14        102.36
   Diluted                                                 91.56         56.88       269.28        101.82
                                                         -------       -------      -------       -------

Average number of outstanding Ordinary Shares (millions)  22,597        19,402       21,343        19,376
                                                         =======       =======      =======       =======

---------------

(a) A summary of the material adjustments to profit for the period which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 16.

Page 16
                      BP AMOCO p.l.c. AND SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEET

                                                  September 30, 2000               December 31, 1999
                                                      (Unaudited)
                                                                    ($ million)
Fixed assets
  Intangible assets                                           19,045                           3,344
  Tangible assets                                             70,792                          52,631
  Investments                                                 11,722                          10,109
                                                            --------                        --------
                                                             101,559                          66,084
Current assets
  Inventories                                     9,444                            5,124
  Receivables                                    24,754                           16,802
  Business held for disposal                        805                                -
  Investments                                       862                              220
  Cash at bank and in hand                        1,607                            1,331
                                               --------                         --------
                                                 37,472                           23,477
                                               --------                         --------

Current  liabilities - falling due within one year
  Finance debt                                    3,586                            4,900
  Accounts payable and accrued liabilities       31,131                           18,375
                                               --------                         --------
                                                 34,717                           23,275
                                               --------                         --------

Net current assets                                             2,755                             202
                                                            --------                        --------
Total assets less current liabilities                        104,314                          66,286

Noncurrent liabilities
  Finance debt                                   16,102                           9,644
  Accounts payable and accrued liabilities        2,365                           2,245
  Provisions for liabilities and charges         12,174                          10,055
                                               --------                        --------
                                                              30,641                          21,944
                                                            --------                        --------
Net assets                                                    73,673                          44,342
Minority shareholders' interest                                  597                           1,061
                                                            --------                        --------
BP Amoco shareholders' interest (a) - Note 15                 73,076                          43,281
                                                            ========                        ========

Represented by:
Capital shares
  Preference                                                      21                              21
  Ordinary                                                     5,649                           4,871
Paid-in surplus                                                3,732                           3,684
Retained earnings                                             36,349                          34,008
Merger and other reserve                                      27,325                             697
                                                            --------                        --------
                                                              73,076                          43,281
                                                            ========                        ========

---------------

(a) A summary of the material adjustments to BP Amoco shareholders' interest which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 16.

                      BP AMOCO p.l.c. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENT OF CASHFLOWS

                                                            Three months ended         Nine months ended
                                                                September 30              September 30
                                                                (Unaudited)                (Unaudited)
                                                            2000          1999         2000          1999
                                                          ---------------------      ---------------------
                                                                            ($ million)
Net cash inflow from operating activities                  6,476         2,689       14,484         5,847
                                                         -------       -------      -------       -------
Dividends from joint ventures                                118           371          645           813
                                                         -------       -------      -------       -------
Dividends from associated undertakings                       100            25          274           168
                                                         -------       -------      -------       -------
Servicing of finance and returns on investments
Interest received                                            195            33          344           115
Interest paid                                               (315)         (209)        (883)         (806)
Dividends received                                             9             8           12            28
Dividends paid to minority shareholders                      (12)          (49)         (20)         (145)
                                                         -------       -------      -------       -------
Net cash outflow from servicing of finance
and returns on investments                                  (123)         (217)        (547)         (808)
                                                         -------       -------      -------       -------
Taxation
UK corporation tax                                          (177)          (48)        (441)         (179)
Overseas tax                                              (2,532)         (400)      (3,758)         (462)
                                                         -------       -------      -------       -------
Tax paid                                                  (2,709)         (448)      (4,199)         (641)
                                                         -------       -------      -------       -------

Capital expenditure
Payments for fixed assets                                 (2,226)       (1,473)      (6,412)       (4,666)
Proceeds from the sale of fixed assets                     1,524           419        2,112           858
                                                         -------       -------      -------       -------
Net cash outflow for capital expenditure                    (702)       (1,054)      (4,300)       (3,808)
                                                         -------       -------      -------       -------

Acquisitions and disposals
Investments in associated undertakings                      (456)           (2)        (897)         (141)
Acquisitions                                              (5,328)           (4)      (6,197)          (49)
Net investment in joint ventures                             (95)         (226)        (218)         (495)
Proceeds from the sale of businesses                       1,106           196        7,931           288
                                                         -------       -------      -------       -------
Net cash inflow (outflow) for acquisitions and disposals  (4,773)          (36)         619          (397)
                                                         -------       -------      -------       -------
Equity dividends paid                                     (1,128)         (967)      (3,232)       (3,164)
                                                         -------       -------      -------       -------
Net cash inflow (outflow)                                 (2,741)          363        3,744        (1,990)
                                                         =======       =======      =======       =======

Financing                                                    920           227        4,462        (2,040)
Management of liquid resources                            (1,837)           55          102          (106)
Increase (decrease) in cash                               (1,824)           81         (820)          156
                                                         -------       -------      -------       -------
                                                          (2,741)          363        3,744        (1,990)
                                                         =======       =======      =======       =======

---------------

(a) This cash flow statement has been prepared in accordance with UK GAAP. A cash flow statement prepared on the basis of US GAAP is included in Note 16.

Page 18
                      BP AMOCO p.l.c. AND SUBSIDIARIES
              CONSOLIDATED STATEMENT OF CASHFLOWS - continued

                                                            Three months ended         Nine months ended
                                                                September 30              September 30
                                                                (Unaudited)                (Unaudited)
                                                            2000          1999         2000          1999
                                                          ---------------------      ---------------------
                                                                            ($ million)
Reconciliation of historical cost profit before interest
and tax to net cash inflow from operating activities

Historical cost profit before interest and tax             5,492         2,990       14,641         5,646
Depreciation and amounts provided                          1,978         1,197        5,004         3,593
Exploration expenditure written off                           51           135          191           270
Share of profits of joint ventures and
associated undertakings +                                   (515)         (568)      (1,503)       (1,307)
Interest and other income                                   (121)          (53)        (281)         (166)
(Profit) loss on sale of fixed assets and businesses        (136)          308         (118)          102
Charge for provisions                                        382           144          819           623
Utilization of provisions                                   (360)          (61)        (693)         (271)
(Increase) decrease in stocks                               (398)         (586)      (1,264)       (1,190)
(Increase) decrease in debtors                               (49)         (350)      (3,635)       (2,138)
(Decrease) increase in creditors                             152          (467)       1,323           685
                                                         -------       -------      -------       -------
Net cash inflow from operating activities                  6,476         2,689       14,484         5,847
                                                         =======       =======      =======       =======

Financing
Long-term borrowing                                         (244)         (303)      (1,784)       (1,969)
Repayments of long-term borrowing                            589           603        1,169         1,954
Short-term borrowing                                        (803)         (164)      (1,485)       (2,819)
Repayments of short-term borrowing                           926           143        5,125         1,012
                                                         -------       -------      -------       -------
                                                             468           279        3,025        (1,822)
Issue of ordinary share capital                             (102)          (52)        (241)         (218)
Repurchase of share capital                                  554             -        1,383             -
Stamp duty reserve tax                                         -             -          295             -
                                                         -------       -------      -------       -------
Net cash outflow (inflow) from financing                     920           227        4,462        (2,040)
                                                         =======       =======      =======       =======

---------------

+  Includes the following amounts of depreciation
   for the BP/Mobil European JV                              24            77          172           227
                                                        =======       =======      =======       =======

(a) This cash flow statement has been prepared in accordance with UK GAAP. A cash flow statement prepared on the basis of US GAAP is included in Note 16.

                      BP AMOCO p.l.c. AND SUBSIDIARIES
                    CAPITAL EXPENDITURE AND ACQUISITIONS

                                                            Three months ended         Nine months ended
                                                                September 30              September 30
                                                                (Unaudited)                (Unaudited)
                                                            2000          1999         2000          1999
                                                          ---------------------      ---------------------
                                                                            ($ million)
By business

Exploration and Production
   UK                                                        159           135          599           582
   Rest of Europe                                             50            44          110            57
   USA                                                     1,082           318        2,282         1,080
   Rest of World                                             562           277        1,267         1,087
                                                         -------       -------      -------       -------
                                                           1,853           774        4,258         2,806
                                                         -------       -------      -------       -------
Gas and Power
   UK*                                                        78             -          108             -
   Rest of Europe                                              1             -            3             -
   USA*                                                       35             -           63             3
   Rest of World                                               -             1            4             2
                                                         -------       -------      -------       -------
                                                             114             1          178             5
                                                         -------       -------      -------       -------
Refining and Marketing
   UK ~ #                                                  4,098            47        5,016           122
   Rest of Europe #                                        1,275           134        1,384           310
   USA                                                        32           151          445           435
   Rest of World                                              99            67          279           177
                                                         -------       -------      -------       -------
                                                           5,504           399        7,124         1,044
                                                         -------       -------      -------       -------
Chemicals
   UK                                                        122           133          410           296
   Rest of Europe                                             28            51           95           183
   USA                                                        92            65          183           212
   Rest of World                                              60            70          385           147
                                                         -------       -------      -------       -------
                                                             302           319        1,073           838
                                                         -------       -------      -------       -------
Other businesses and corporate +                           1,814           118        2,514           226
                                                         -------       -------      -------       -------
                                                           9,587         1,611       15,147         4,919
                                                         =======       =======      =======       =======
By geographical area
   UK                                                      4,547           355        6,872         1,075
   Rest of Europe                                          1,354           234        1,598           557
   USA                                                     2,965           606        4,735         1,872
   Rest of World                                             721           416        1,942         1,415
                                                         -------       -------      -------       -------
                                                           9,587         1,611       15,147         4,919
                                                         =======       =======      =======       =======
Includes the following amounts for the
BP/Mobil European joint venture                               29           175          170           409
                                                         =======       =======      =======       =======


* The three months and nine months ended September 30, 2000 include $63 million for the first instalment on two LNG ships.
~ The three months ended September 30, 2000 includes $3,817 million and the nine months ended September 30, 2000 includes $4,686 million for the purchase of Burmah Castrol's issued share capital.
# The three months and nine months ended September 30, 2000 include $1,450 million for the acquisition of the Mobil share of the European Joint Venture.
+ The three months and nine months ended September 30, 2000 include $1,688 million for the acquisition of the minority interest in Vastar.

                      BP AMOCO p.l.c. AND SUBSIDIARIES
                           OPERATING INFORMATION

                                                            Three months ended         Nine months ended
                                                                September 30              September 30
                                                                (Unaudited)                (Unaudited)
                                                            2000          1999         2000*         1999
                                                          ---------------------      ---------------------
                                                                            ($ million)
Crude oil and natural gas liquids production
(thousand barrels per day), (net of royalties)
   UK                                                        521           564          540           572
   Rest of Europe                                             86           100           89           101
   USA                                                       691           791          730           800
   Rest of World                                             604           592          568           592
                                                         -------       -------      -------       -------
Total crude oil and liquids production                     1,902         2,047        1,927         2,065
                                                         =======       =======      =======       =======
Natural gas production (million cubic feet per day)
   UK                                                      1,340         1,040        1,571         1,219
   Rest of Europe                                            104           112          129           166
   USA                                                     3,362         2,359        2,950         2,391
   Rest of World                                           2,991         2,406        2,619         2,201
                                                         -------       -------      -------       -------
Total natural gas production                               7,797         5,917        7,269         5,977
                                                         =======       =======      =======       =======
Gas sales volumes (million cubic feet per day)
   UK                                                      2,289         1,326        2,360         1,627
   Rest of Europe                                            151           117          162           169
   USA                                                     6,845         4,252        5,960         3,848
   Rest of World                                           5,575         3,353        4,916         3,010
                                                         -------       -------      -------       -------
Total gas sales volumes                                   14,860         9,048       13,398         8,654
                                                         =======       =======      =======       =======
Refinery throughputs (thousand barrels per day)
   UK                                                        359           245          302           268
   Rest of Europe                                            627           532          560           538
   USA                                                     1,765         1,376        1,637         1,345
   Rest of World                                             362           353          359           373
                                                         -------       -------      -------       -------
Total refinery throughput                                  3,113         2,506        2,858         2,524
                                                         =======       =======      =======       =======
Oil sales volumes (thousand barrels per day)
Refined products
   UK**                                                      276           236          242           235
   Rest of Europe**                                          981           787          843           786
   USA                                                     2,106         1,552        1,868         1,536
   Rest of World                                             647           576          627           601
                                                         -------       -------      -------       -------
   Total marketing sales                                   4,010         3,151        3,580         3,158
   Trading/supply sales                                    1,843         1,549        1,845         1,751
                                                         -------       -------      -------       -------
   Total refined product sales                             5,853         4,700        5,425         4,909
Crude oil                                                  5,725         5,883        6,164         4,668
                                                         -------       -------      -------       -------
Total oil sales                                           11,578        10,583       11,589         9,577
                                                         =======       =======      =======       =======
Chemicals production+ (thousand tonnes)
   UK                                                        779           914        2,304         2,830
   Rest of Europe                                          1,680         1,475        5,012         4,391
   USA                                                     2,438         2,487        7,619         7,274
   Rest of World                                             591           603        1,745         1,642
                                                         -------       -------      -------       -------
Total production                                           5,488         5,479       16,680        16,137
                                                         =======       =======      =======       =======


* The daily average operating information for the nine months ended September 30, 2000 includes ARCO with effect from April 14.
** Includes the total European fuels business with effect from August 1, 2000.
+  Includes  BP  share  of  associated   undertakings  and  other  interests  in
   production.

                      BP AMOCO p.l.c. AND SUBSIDIARIES
                          ENVIRONMENTAL INDICATORS

                                                            Three months ended         Nine months ended
                                                                September 30              September 30
                                                                (Unaudited)                (Unaudited)
                                                            2000          1999         2000          1999
                                                          ---------------------      ---------------------
Average oil realizations - $/bbl
   UK                                                      28.46         19.86        27.01         15.17
   USA                                                     27.44         18.18        25.22         14.02
   Rest of World                                           27.54         19.32        26.15         14.80
   BP average                                              27.84         19.17        26.13         14.68

Average natural gas realizations - $/mcf
   UK                                                       2.33          1.96         2.18          2.19
   USA                                                      3.87          2.37         3.17          1.97
   Rest of World                                            2.29          1.59         2.11          1.54
   BP average                                               3.01          1.99         2.57          1.87

Henry Hub gas price ($/mcf) **                              4.27          2.60         3.42          2.17

Global Indicator Refining Margins *- $/bbl
   NWE                                                      3.44          1.84         3.26          1.29
   USGG                                                     3.62          2.24         3.92          1.56
   USWC                                                    12.54           n/a         8.31           n/a
   Singapore                                                3.19          1.24         2.08          0.74
   BP average                                               4.83          1.99         3.99          1.42

Chemicals Indicator Margin+ - $/te                           137           108          130           108

* The Global Indicator Refining Margin (GIM) is the average of seven regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity.

** Henry Hub first of month index.

+  The   Chemicals   Indicator   Margin   (CIM)  is  a   weighted   average   of
   externally-based product margins. It is based on market data collected by Chem Systems in their quarterly market analyses, then weighted based on BP's product portfolio. While it does not cover our entire portfolio, it includes a broader range of products than our previous indicator. Among the products and businesses covered in the CIM are the olefins and derivatives, the aromatics and derivatives, linear alpha-olefins, acetic acid, vinyl acetate monomer and nitriles. Not included are Fabrics and Fibres, plastic fabrications, poly alpha-olefins, anhydrides, Engineering Polymers and Carbon Fibres, speciality intermediates, and the remaining parts of the solvents and acetyls businesses.


The rates used in preparing these Financial Statements are shown below:

                                                            Three months ended         Nine months ended
                                                                September 30              September 30
                                                                (Unaudited)                (Unaudited)
                                                            2000          1999         2000          1999
                                                          ---------------------      ---------------------
US dollar/Sterling exchange rates
Average rates for the period                                1.48          1.60         1.54          1.61
Period-end rates                                            1.46          1.65         1.46          1.65
                                                         =======       =======      =======       =======

                      BP AMOCO p.l.c. AND SUBSIDIARIES
      SPECIAL ITEMS AND ACQUISITION AMORTIZATION BY SEGMENT (PRE-TAX)

                                                            Three months ended         Nine months ended
                                                                September 30              September 30
                                                                (Unaudited)                (Unaudited)
                                                            2000          1999         2000          1999
                                                          ---------------------      ---------------------
                                                                            ($ million)
Special Items

   Exploration and Production
   UK                                                         42            18          112            61
   Rest of Europe                                              -             1            -             9
   USA                                                       135           120          287           177
   Rest of World                                              15             3           76             9
                                                         -------       -------      -------       -------
                                                             192           142          475           256
                                                         -------       -------      -------       -------
   Gas and Power
   UK                                                          -             -            -             -
   Rest of Europe                                              -             -            -             -
   USA                                                         -             -            -             -
   Rest of World                                               -             -            -             -
                                                         -------       -------      -------       -------
                                                               -             -            -             -
                                                         -------       -------      -------       -------
   Refining and Marketing
   UK                                                         14             1           14            17
   Rest of Europe                                             22             -           51             -
   USA                                                        58            15          170            48
   Rest of World                                              16             5           16             6
                                                         -------       -------      -------       -------
                                                             110            21          251            71
                                                         -------       -------      -------       -------
   Chemicals
   UK                                                          2            16            5            42
   Rest of Europe                                              1             6            2            41
   USA                                                         1            24           47            32
   Rest of World                                               -             4            -             5
                                                         -------       -------      -------       -------
                                                               4            50           54           120
                                                         -------       -------      -------       -------
   Other businesses and corporate
   UK                                                         37            47           56            77
   Rest of Europe                                              -             -            -             2
   USA                                                        49            34          196            78
   Rest of World                                               -             -            -             1
                                                         -------       -------      -------       -------
                                                              86            81          252           158
                                                         =======       =======      =======       =======
   Total                                                     392           294        1,032           605
                                                         =======       =======      =======       =======

Acquisition Amortization

   Exploration and Production
   UK                                                         16             -           22             -
   USA                                                       277             -          504             -
   Rest of World                                              19             -           39             -
                                                         -------       -------      -------       -------
                                                             312             -          565             -
                                                         -------       -------      -------       -------
   Refining and Marketing
   UK                                                         95             -           95             -
   USA                                                        75             -          139             -
                                                         -------       -------      -------       -------
                                                             170             -          234             -
                                                         =======       =======      =======       =======
   Total                                                     482             -          799             -
                                                         =======       =======      =======       =======


                      BP AMOCO p.l.c. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. The interim financial statements and notes included in this Report should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31, 1999 included in BP Amoco's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

                                                            Three months ended         Nine months ended
                                                                September 30              September 30
                                                                (Unaudited)                (Unaudited)
                                                            2000          1999         2000          1999
                                                          ---------------------      ---------------------
                                                                            ($ million)
2. Turnover
   By business
   Exploration and Production                              8,195         5,678       21,977        13,503
   Gas and Power                                           4,237         1,359        9,182         3,728
   Refining and Marketing                                 32,555        16,697       78,453        40,852
   Chemicals                                               2,798         2,297        8,493         6,668
   Other businesses and corporate                            106            39          198           114
                                                         -------       -------      -------       -------
                                                          47,891        26,070      118,303        64,865
   Less: sales between businesses                          5,260         4,112       14,803         9,249
                                                         -------       -------      -------       -------
   Group excluding joint ventures                         42,631        21,958      103,500        55,616
   Sales of joint ventures                                 2,231         4,707       13,480        11,972
                                                         -------       -------      -------       -------
                                                          44,862        26,665      116,980        67,588
                                                         =======       =======      =======       =======

   By geographical area
   UK                                                     11,956         8,139       33,418        19,331
   Rest of Europe                                          5,603         1,561        9,336         4,219
   USA                                                    21,513        10,255       52,061        25,928
   Rest of World                                           8,271         5,235       21,608        12,937
                                                         -------       -------      -------       -------
                                                          47,343        25,190      116,423        62,415
   Less: Sales between areas                               4,712         3,232       12,923         6,799
                                                         -------       -------      -------       -------
   Group excluding joint ventures                         42,631        21,958      103,500        55,616
                                                         =======       =======      =======       =======
   Sales of joint ventures
   UK                                                        540         1,155        3,314         2,738
   Rest of Europe                                          1,951         4,428       12,316        10,945
   USA                                                        24            36          183            87
   Rest of World                                             240            90          489           249
                                                         -------       -------      -------       -------
                                                           2,755         5,709       16,302        14,019
   Less: sales between areas                                 524         1,002        2,822         2,047
                                                         -------       -------      -------       -------
                                                           2,231         4,707       13,480        11,972
                                                         =======       =======      =======       =======
3. Production taxes
   UK petroleum revenue tax                                  171            72          545           154
   Overseas production taxes                                 340           220          952           495
                                                         -------       -------      -------       -------
                                                             511           292        1,497           649
                                                         =======       =======      =======       =======
4. Exploration expense
   Exploration and Production
      UK                                                       -            16           23           36
      Rest of Europe                                          20             -           32           35
      USA                                                     60            65          185          115
      Rest of World                                           63            60          202          251
                                                         -------       -------      -------      -------
                                                             143           141          442          437
                                                         =======       =======      =======      =======

                      BP AMOCO p.l.c. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

5. Replacement cost profit

   Replacement cost profits reflect the current cost of supplies. The replacement cost profit for the period is arrived at by excluding from the historical cost profit inventory holding gains and losses. These are the difference between the amount that is charged to cost of sales on a first-in, first-out (FIFO) basis of inventory valuation and the amount charged to cost of sales based on the average cost of supplies incurred during the period. The former basis is used in arriving at the historical cost result whereas the latter basis is used in arriving at the replacement cost result. For further discussion of replacement cost operating profit see Item 8 of BP Amoco's Annual Report on Form 20-F for the year ended December 31, 1999.

                                                            Three months ended         Nine months ended
                                                                September 30              September 30
                                                                (Unaudited)                (Unaudited)
                                                            2000          1999         2000          1999
                                                          ---------------------      ---------------------
                                                                            ($ million)
6. Total replacement cost operating profit
   By business
   Exploration and Production
   UK                                                      1,010           673        2,994        1,449
   Rest of Europe                                            221           163          594          312
   USA                                                     1,342           597        3,617        1,214
   Rest of World                                           1,079           750        2,765        1,423
                                                         -------       -------      -------      -------
                                                           3,652         2,183        9,970        4,398
                                                         -------       -------      -------      -------
   Gas and Power
   UK                                                         14             4           13           12
   Rest of Europe                                             28            44           94          125
   USA                                                         5             3           15            9
   Rest of World                                               1             6            4           17
                                                         -------       -------      -------      -------
                                                              48            57          126          163
                                                         -------       -------      -------      -------
   Refining and Marketing
   UK                                                         72           102          253          147
   Rest of Europe                                            233            91          399          249
   USA                                                       615           305        1,895          750
   Rest of World                                             143           143          467          401
                                                         -------       -------      -------      -------
                                                           1,063           641        3,014        1,547
                                                         -------       -------      -------      -------
   Chemicals
   UK                                                        (17)           (1)         (81)          15
   Rest of Europe                                             75             8          271           90
   USA                                                       161           124          525          386
   Rest of World                                              44            12          127           56
                                                         -------       -------      -------      -------
                                                             263           143          842          547
                                                         -------       -------      -------      -------
   Other businesses and corporate                           (216)         (176)        (742)        (486)
                                                         -------       -------      -------      -------
                                                           4,810         2,848       13,210        6,169
                                                         =======       =======      =======      =======
   By geographical area
   UK                                                      1,021           668        2,981        1,412
   Rest of Europe                                            578           350        1,405          823
   USA                                                     1,957           930        5,463        2,041
   Rest of World                                           1,254           900        3,361        1,893
                                                         -------       -------      -------      -------
                                                           4,810         2,848       13,210        6,169
                                                         =======       =======      =======      =======
   Includes the following amounts for joint
   ventures and associated undertakings                      476           359        1,248          865
                                                         =======       =======      =======      =======

                      BP AMOCO p.l.c. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

                                                            Three months ended         Nine months ended
                                                                September 30              September 30
                                                                (Unaudited)                (Unaudited)
                                                            2000          1999         2000          1999
                                                          ---------------------      ---------------------
                                                                            ($ million)
7. Analysis of exceptional items
   Profit (loss) on sale of fixed assets
   and businesses
   Exploration and Production                                 9           (419)         215          (420)
   Gas and Power                                              -              -            -             -
   Refining and Marketing                                   160             12          184           115
   Chemicals                                                (30)            89         (240)          253
   Other businesses and corporate                            (1)             1          (17)           (6)
                                                        -------        -------      -------       -------
                                                            138           (317)         142           (58)
   Restructuring costs                                        -           (184)           -        (1,687)
                                                        -------        -------      -------       -------
   Total exceptional items before taxation                  138           (501)         142        (1,745)
                                                        -------        -------      -------       -------
   Includes the following amounts for joint
   ventures and associated undertakings                       2            (11)          24            36
                                                        =======        =======      =======       =======

8. Restructuring and integration costs

   During the year  ended  December  31,  1999 BP Amoco  recognized  exceptional charges before tax of $1,943 million for restructuring costs. The restructuring costs arose from restructuring activity across the Group following the merger of BP and Amoco at the end of 1998 and relate predominantly to the Group's US operations. The main areas of activity were the elimination of duplication in the former BP and Amoco operations and ongoing restructuring to adapt to the changing business environment, and some further outsourcing. The major elements of the restructuring charges comprised employee severance costs ($1,212 million) and provisions to cover future rental payments on surplus leasehold office accommodation and other property ($297 million). Also included in the restructuring charges were office closure costs, contract termination payments and asset write-offs. The cash outflow for these restructuring charges during 1999 was $976 million. During the first nine months of 2000 the cash outflow for restructuring charges totalled $261 million.

   During 1999, some 16,000 employees left the Group through severance or outsourcing arrangements. Of these, some 13,000 were based in the USA. The reductions arose mainly in Houston, Texas; Chicago, Illinois; and Cleveland and Warrensville, Ohio. Approximately 4,000 more employees had received notification of the termination of their employment by the end of 1999 and are expected to leave the Group in 2000. In the nine months ended September 30, 2000 some 2,200 employees left the Group.

   During the nine months ended September 30, 2000 following the combination of BP and ARCO, integration costs of $578 million including severance costs of $347 million and provisions against surplus properties of $88 million were recognized. Approximately 2,000 ARCO and Vastar employees, mainly in the USA, have been notified of the termination of their employment. By the end of September approximately 1,150 employees had left the Group and approximately $44 million of severance and ancillary benefits had been paid.

                                                            Three months ended         Nine months ended
                                                                September 30              September 30
                                                                (Unaudited)                (Unaudited)
                                                            2000          1999         2000          1999
                                                          ---------------------      ---------------------
                                                                            ($ million)
9. Inventory holding gains (losses)
   Exploration and Production                                  3            (3)           5           (13)
   Gas and Power                                               -             -           22             -
   Refining and Marketing                                    524           582        1,140         1,158
   Chemicals                                                  17            64          122            77
                                                         -------       -------      -------       -------
                                                             544           643        1,289         1,222
                                                         =======       =======      =======       =======
   Includes the following amounts for joint
   ventures and associated undertakings                       37           220          231           406
                                                         =======       =======      =======       =======

                      BP AMOCO p.l.c. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

                                                            Three months ended         Nine months ended
                                                                September 30              September 30
                                                                (Unaudited)                (Unaudited)
                                                            2000          1999         2000          1999
                                                          ---------------------      ---------------------
                                                                            ($ million)
10.Interest expense
   Group interest payable                                    384           285          950           784
   Capitalized                                               (32)           (7)         (77)          (33)
                                                         -------       -------      -------       -------
                                                             352           278          873           751
   Joint ventures                                             24            13           59            44
   Associated undertakings                                    36            31           98            96
   Unwinding of discount on provisions                        48            33          129            96
                                                         -------       -------      -------       -------
                                                             460           355        1,159           987
                                                         =======       =======      =======       =======
11.Charge for taxation
   United Kingdom                                            269           165          873           353
   Overseas                                                1,285           573        2,857           914
                                                         -------       -------      -------       -------
                                                           1,554           738        3,730         1,267
                                                         =======       =======      =======       =======
   Includes the following amounts for joint
   ventures and associated undertakings                       50            25          128            75
                                                         =======       =======      =======       =======

12.Return on Average Capital Employed
   Replacement cost basis
   RC profit before exceptional items                      3,058         1,743        8,601         3,646
   Interest                                                  460           355        1,159           987
   Minority shareholders' interest                            16            49          106            85
                                                         -------       -------      -------       -------
                                                           3,534         2,147        9,866         4,718
   Average Capital Employed                               96,278*       59,336          o          58,759
                                                         -------       -------      -------       -------
   ROACE                                                   14.7%         14.5%          o           16.1%
                                                         -------       -------      -------       -------

   Pro forma and special items adjustments
   Acquisition amortization                                  482             -          799             -
   Special items (post tax)                                  289           212          761           437
   Average Capital Employed acquisition adjustment        21,426+            -          o               -
                                                         -------       -------      -------       -------
   ROACE - Pro forma basis adjusted for special items        23%         15.9%          o           17.6%
                                                         -------       -------      -------       -------

   Historical cost basis
   Historical cost profit after exceptional items          3,462         1,848        9,646         3,307
   Interest                                                  460           355        1,159           987
   Minority shareholders' interest                            16            49          106            85
                                                         -------       -------      -------       -------
                                                           3,938         2,252       10,911         4,379
                                                         -------       -------      -------       -------
   ROACE                                                   16.4%         15.2%          o           14.9%


   * Based on an opening capital employed of $99,194 million (BP, ARCO and Burmah Castrol) and closing capital employed of $93,361 million.
   + Based on the average pro forma adjustment for intangible and tangible fixed assets (average of $21,714 million and $21,137 million).
   o As the acquisition of ARCO was completed in April and of Burmah Castrol in July, it is not meaningful to show ROACE for the nine months ended September 30, 2000.

                      BP AMOCO p.l.c. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

                                                            Three months ended         Nine months ended
                                                                September 30              September 30
                                                                (Unaudited)                (Unaudited)
                                                            2000          1999         2000          1999
                                                          ---------------------      ---------------------
                                                                            ($ million)
13.Analysis of changes in net debt
   Opening balance
   Finance debt                                           19,187        15,850       14,544        13,755
   Less: Cash                                              3,313           467        1,331           405
         Current asset investments                         2,616           304          220           470
                                                         -------       -------      -------       -------
   Opening net debt                                       13,258        15,079       12,993        12,880
                                                         -------       -------      -------       -------
   Closing balance
   Finance debt                                           19,688        15,671       19,688        15,671
   Less: Cash                                              1,607           536        1,607           536
         Current asset investments                           862           347          862           347
                                                         -------       -------      -------       -------
   Closing net debt                                       17,219        14,788       17,219        14,788
                                                         -------       -------      -------       -------
   Decrease (increase) in net debt                        (3,961)          291       (4,226)       (1,908)
                                                         =======       =======      =======       =======

   Movement in cash/bank overdrafts                       (1,784)           81         (780)          156
   Increase (decrease) in current asset investments       (1,833)           55          106          (106)
   Net cash outflow (inflow) from financing
   (excluding share capital)                                 468           279        3,025        (1,822)
   Other movements                                           (59)         (108)          25          (115)
   ARCO net debt acquired                                      -             -       (5,863)            -
   Burmah Castrol net debt acquired                         (716)            -         (716)            -
                                                         -------       -------      -------       -------
   Movements in net debt before exchange effects          (3,924)          307       (4,203)       (1,887)
   Exchange adjustments                                      (37)          (16)         (23)          (21)
                                                         -------       -------      -------       -------
   (Increase) decrease in net debt                        (3,961)          291       (4,226)       (1,908)
                                                         =======       =======      =======       =======

14.Net Debt Ratio - Net Debt: Net Debt + Equity
   Gross debt                                             19,688        15,671       19,688        15,671
   Cash and current asset investments                      2,469           883        2,469           883
                                                         -------       -------      -------       -------
   Net debt                                               17,219        14,788       17,219        14,788
   Equity                                                 73,673        44,519       73,673        44,519
                                                         -------       -------      -------       -------
   Net debt ratio                                            19%           25%          19%           25%
   Acquisition adjustment                                 21,137             -       21,137             -
                                                         -------       -------      -------       -------
   Net debt ratio - pro forma basis                          25%           25%          25%           25%
                                                         =======       =======      =======       =======


15.Movement in BP Amoco shareholders' interest                        $ million
                                                                     (Unaudited)
   Balance at December 31, 1999                                         43,281

   Profit for the period                                                 9,646
   Distribution to shareholders                                         (3,447)
   Currency translation differences                                     (2,379)
   Employee share schemes                                                  247
   Share buy-back                                                       (1,404)
   ARCO acquisition                                                     27,427
   Share premium                                                          (295)
                                                                       -------
   Balance at September 30, 2000                                        73,076
                                                                       =======

                      BP AMOCO p.l.c. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

16.US generally accepted accounting principles

   The following is a summary of the adjustments to profit for the period and to BP Amoco shareholders' interest which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                                            Three months ended       Nine months ended
   Profit for the period                                        September 30           September 30
                                                                (Unaudited)             (Unaudited)
                                                            2000          1999      2000          1999
                                                          ---------------------   ---------------------
                                                                            ($ million)
   Profit as reported in the  consolidated
   statement of income                                     3,462         1,848     9,646         3,307

   Adjustments:
   Depreciation charge                                      (138)            9      (258)            2
   Decommissioning and environmental expense                 (48)          (43)     (214)         (126)
   Onerous property leases                                    (9)            -       (21)          156
   Interest expense                                           48            33       129            96
   Deferred taxation                                          48          (407)     (665)         (393)
   Other                                                      14             5        45            14
                                                         -------       -------   -------       -------

                                                             (85)         (403)     (984)         (251)
                                                         -------       -------   -------       -------
   Profit  for the period as  adjusted
   to accord with US GAAP                                  3,377         1,445     8,662         3,024
                                                         =======       =======   =======       =======

   Profit for the period as adjusted:
   Per Ordinary Share - cents
      Basic                                                14.97          7.45     40.58         15.61
      Diluted                                              14.86          7.40     40.30         15.52
                                                         =======       =======   =======       =======
   Per American  Depositary  Share - cents (a)
      Basic                                                89.82         44.70    243.48         93.66
      Diluted                                              89.16         44.40    241.80         93.12
                                                         =======       =======   =======       =======

   BP Amoco shareholders' interest                        September 30, 2000       December 31,1999 (b)
                                                               (Unaudited)
                                                                          ($ million)
   BP Amoco shareholders' interest as
   reported in the consolidated balance sheet                  73,076                     43,281

   Adjustments:
     Fixed assets                                               7,111                      1,237
     Ordinary shares held for future awards to employees         (347)                      (456)
     Sale and leaseback of Chicago office building               (413)                      (413)
     Decommissioning and environmental provisions                (459)                      (499)
     Onerous property leases                                      124                        139
     Deferred taxation                                        (14,024)                    (6,082)
     Quarterly dividend                                         1,185                        972
     Pension liability adjustment                                (144)                      (144)
     Other                                                       (139)                      (197)
                                                              --------                  --------
                                                               (7,106)                    (5,443)
                                                              --------                  --------
   BP Amoco shareholders' interest as adjusted                 65,970                     37,838
   to accord with US GAAP
                                                              ========                  ========

---------------

(a)One American  Depositary share is equivalent to six Ordinary  Shares.

(b)As reported in Note 44 of Notes to Financial Statements included in BP Amoco's Annual Report on Form 20-F for the year ended December 31, 1999.

                      BP AMOCO p.l.c. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.US generally accepted accounting principles - continued

   The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                                            Three months ended         Nine months ended
                                                                September 30              September 30
                                                                (Unaudited)                (Unaudited)
                                                            2000          1999         2000          1999
                                                          ---------------------      ---------------------
                                                                            ($ million)
   Operating activities
   Profit after taxation                                   3,478         1,897        9,752         3,392
   Adjustments to reconcile profits after
   tax to net cash provided by operating activities
   Depreciation and amounts provided                       1,978         1,197        5,004         3,593
   Exploration expense                                        51           135          191           270
   Share of (profit) loss of joint ventures
   and associates less dividends received                   (187)         (103)        (295)         (111)
   (Profit) loss on sale of businesses and fixed assets     (136)          308         (118)          102
   Working capital movement (see analysis below)          (1,397)       (1,305)      (2,726)       (2,823)
   Other                                                   1,112           439          438           866
                                                         -------       -------      -------       -------
   Net cash provided by operating activities               4,899         2,568       12,246         5,289
                                                         -------       -------      -------       -------

   Investing activities
   Capital expenditures                                   (2,252)       (1,566)      (6,469)       (4,432)
   Acquisitions, net of cash acquired                     (5,095)           (4)      (5,964)          (49)
   Investment in associated undertakings                    (456)           (2)        (897)         (141)
   Net investment in joint ventures                          (95)         (226)        (218)         (495)
   Proceeds from disposal of assets                        2,630           615       10,043         1,146
                                                         -------       -------      -------       -------
   Net cash used in investing activities                  (5,268)       (1,183)      (3,505)       (3,971)
                                                         -------       -------      -------       -------

   Financing activities
   Net proceeds from shares issued (repurchased)            (452)           52       (1,437)          218
   Proceeds from long-term financing                         244           303        1,784         1,969
   Repayments of long-term financing                        (589)         (603)      (1,169)       (1,954)
   Net (decrease) increase in short-term debt               (123)           21       (3,640)        1,807
   Dividends paid  - BP Amoco                             (1,128)         (967)      (3,232)       (3,164)
                   -  Minority shareholders                  (12)          (49)         (20)         (145)
                                                         -------       -------      -------       -------
   Net cash used in financing activities                  (2,060)       (1,243)      (7,714)       (1,269)
                                                         -------       -------      -------       -------
   Currency translation differences relating to
   cash and cash equivalents                                 (51)          (27)         (13)          (42)
                                                         -------       -------      -------       -------
   Increase (decrease) in cash and cash equivalents       (2,480)          115        1,014             7
                                                         -------       -------      -------       -------
   Cash and cash equivalents at beginning of period        4,949           686        1,455           794
                                                         -------       -------      -------       -------
   Cash and cash equivalents at end of period              2,469           801        2,469           801
                                                         -------       -------      -------       -------
   Analysis of working capital movement
   Increase in inventories                                  (398)         (586)      (1,264)       (1,190)
   Increase in receivables                                   (70)         (549)      (3,511)       (2,069)
   Increase in current liabilities (excluding finance debt) (929)         (170)       2,049           436
                                                         -------       -------      -------       -------
   Total working capital                                  (1,397)       (1,305)      (2,726)       (2,823)
                                                         =======       =======      =======       =======

                      BP AMOCO p.l.c. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.US generally accepted accounting principles - continued

   Earnings per share

   Basic earnings per share excludes the dilutive effects of options, warrants and convertible securities. Diluted earnings per share reflects the potential dilution that could occur if options, warrants or convertible securities were exercised or converted into ordinary shares that shared in the earnings of the Group. The dilutive effect of outstanding share options is as follows:

                                                            Three months ended         Nine months ended
                                                                September 30              September 30
                                                                (Unaudited)                (Unaudited)
                                                            2000          1999         2000          1999
                                                          ---------------------      ---------------------
                                                                         (shares million)
   Weighted average number of ordinary shares             22,560        19,402       21,344        19,376
   Ordinary shares issuable under employee share schemes     168           135          148           109
                                                         -------       -------      -------       -------
                                                          22,728        19,537       21,492        19,485
                                                         =======       =======      =======       =======


   Comprehensive income

   The components of comprehensive income, net of related tax are as follows:

                                                            Three months ended         Nine months ended
                                                                September 30              September 30
                                                                (Unaudited)                (Unaudited)
                                                            2000          1999         2000          1999
                                                          ---------------------      ---------------------
                                                                           ($ million)
   Profit for the period as adjusted to                    3,377         1,445        8,662         3,024
   accord with US GAAP
   Currency translation differences                       (1,163)          841       (2,379)         (175)
   Pension liability                                           -             -            -             -
                                                         -------       -------      -------       -------
   Comprehensive income                                    2,214         2,286        6,283         2,849
                                                         =======       =======      =======       =======

   Accumulated other comprehensive income at September 30, 2000 and December 31, 1999 was $(3,897) million and $(1,518) million, respectively.

                      BP AMOCO p.l.c. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

16.US generally accepted accounting principles - continued

   Accounting for associated undertakings and joint ventures

   Under the provisions of UK Financial Reporting Standard No.9 `Associates and Joint Ventures', the Company includes its share of the results of associated undertakings and joint ventures (JVs) within various captions in the consolidated statement of income. Under US GAAP, the Company's share of the after tax profit or loss of associated undertakings and joint ventures would be recognized as a single amount. The following summarizes the reclassifications necessary to accord with US GAAP.

                                                                Three months ended September 30, 2000
                                                                           (Unaudited)
                                                              --------------------------------------------
                                                                     As                           US GAAP
                                                               Reported   Reclassification   Presentation
                                                              --------------------------------------------
                                                                             ($ million)
   Consolidated statement of income
   Other income                                                      95                405            500
   Share of profits of JVs and associated undertakings              476               (476)             -
   Exceptional items before taxation                                138                 (2)           136
   Inventory holding gains (losses)                                 544                (37)           507
   Interest expense                                                 460                (60)           400
   Taxation                                                       1,554                (50)         1,504
   Profit for the period                                          3,462                  -          3,462

                                                                  Nine months ended September 30, 2000
                                                                           (Unaudited)
                                                              --------------------------------------------
                                                                     As                           US GAAP
                                                               Reported   Reclassification   Presentation
                                                              --------------------------------------------
                                                                             ($ million)
   Consolidated statement of income
   Other income                                                     533              1,218          1,751
   Share of profits of JVs and associated undertakings            1,248             (1,248)             -
   Exceptional items before taxation                                142                (24)          (118)
   Inventory holding gains (losses)                               1,289               (231)         1,058
   Interest expense                                               1,159               (157)         1,002
   Taxation                                                       3,730               (128)         3,602
   Profit for the period                                          9,646                  -          9,646

                                                                  Three months ended September 30, 2000
                                                                           (Unaudited)
                                                              --------------------------------------------
                                                                     As                           US GAAP
                                                               Reported   Reclassification   Presentation
                                                              --------------------------------------------
                                                                             ($ million)
   Consolidated statement of income
   Other income                                                     104                499            603
   Share of profits of JVs and associated undertakings              359               (359)             -
   Exceptional items before taxation                               (501)                11           (490)
   Inventory holding gains (losses)                                 643               (220)           423
   Interest expense                                                 355                (44)           311
   Taxation                                                         738                (25)           713
   Profit for the period                                          1,848                  -          1,848

                                                                  Nine months ended September 30, 2000
                                                                           (Unaudited)
                                                              --------------------------------------------
                                                                     As                           US GAAP
                                                               Reported   Reclassification   Presentation
                                                              --------------------------------------------
                                                                             ($ million)
   Consolidated statement of income
   Other income                                                     373              1,092         1,465
   Share of profits of JVs and associated undertakings              865               (865)            -
   Exceptional items before taxation                             (1,745)               (36)       (1,781)
   Inventory holding gains (losses)                               1,222               (406)          816
   Interest expense                                                 987               (140)          847
   Taxation                                                       1,267                (75)        1,192
   Profit for the period                                          3,307                  -         3,307

                      BP AMOCO p.l.c. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.US generally accepted accounting principles - concluded

   Impact of new accounting standards

   Derivative instruments and hedging activities: In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No.133 `Accounting for Derivative Instruments and Hedging Activities' (SFAS 133). The effective date of this standard was delayed for one year, to accounting periods beginning after June 15, 2000, by Statement of Financial Accounting Standards No.137, `Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133 - an amendment of FASB Statement No.133', issued in June 1999. SFAS 133 was further amended in June 2000 by the issuance of Statement of Financial Accounting Standards No. 138, 'Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of SFAS 133.'

   SFAS 133, as amended, requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. To the extent certain criteria are met, SFAS 133 permits, but does not require, hedge accounting.

   The Group's accounting policies under UK GAAP do not satisfy the criteria for hedge accounting under SFAS 133. The Group does not intend to modify its practice under UK GAAP.

   All oil price derivatives and all derivatives held for trading are currently carried on the Group's balance sheet at fair value with changes in that value recognized in earnings of the period. For those derivative instruments, the impact of adopting SFAS 133 on the Group's results of operations and financial position, as adjusted to accord with US GAAP, will not be material. Certain financial derivatives used to manage foreign currency and interest rate risk that qualify for hedge accounting under UK GAAP will be marked to market under SFAS 133. For those derivative instruments, the impact of adopting SFAS 133 on the Group's results of operations and financial position, as adjusted to accord with US GAAP, will depend upon the fair value of the derivative instruments held at January 1, 2001, changes in fair value in subsequent periods and could result in increased volatility. Because the Company does not intend to modify its accounting practice to satisfy the criteria for hedge accounting under SFAS 133, the Group's results of operations, as adjusted to accord with US GAAP, will not necessarily be representative of the results it would report if US GAAP were used to prepare the consolidated financial statements of the BP Amoco Group and the Group sought to meet the hedge criteria of SFAS 133. The Company has not yet completed its evaluation of the impact of adopting SFAS 133.

                      BP AMOCO p.l.c. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


17.Comparative information relating to the Exploration and Production and Gas and Power businesses

   Following the creation of the Gas and Power business, which is reported separately from January 1, 2000, the comparative figures for 1999 have been restated. The following information reflects that restatement.

                                                                         (Unaudited)
                                                                 Three months ended
                                                       --------------------------------------  Year ended
                                                        Mar 31,   Jun 30,   Sep 30,   Dec 31,      Dec 31,
                                                          1999      1999      1999      1999         1999
                                                       --------------------------------------   ---------
                                                                         $ million
   Replacement cost operating profit
   Previously reported Exploration & Production total      818     1,503     2,240     2,633        7,194
                                                       ======================================   =========
   Restated as:
   Exploration and Production
     UK                                                    318       458       673       861        2,310
     Rest of Europe                                         75        74       163       175          487
     USA                                                   192       425       597       922        2,136
     Rest of World                                         165       508       750       627        2,050
                                                       --------------------------------------   ---------
                                                           750     1,465     2,183     2,585        6,983
                                                       ======================================   =========
   Gas and Power
     UK                                                      5         3         4         2           14
     Rest of Europe                                         52        29        44        46          171
     USA                                                     4         2         3        (2)           7
     Rest of World                                           7         4         6         2           19
                                                       --------------------------------------   ---------
                                                            68        38        57        48          211
                                                       ======================================   =========
   Turnover
   By business
     Exploration and Production                          3,470     4,355     5,678     5,630       19,133
     Gas and Power                                       1,216     1,153     1,359     1,595        5,323
     Refining and Marketing                             10,167    13,988    16,697    22,041       62,893
     Chemicals                                           2,123     2,248     2,297     2,724        9,392
     Other businesses and corporate                         30        45        39        84          198
                                                       --------------------------------------   ---------
                                                        17,006    21,789    26,070    32,074       96,939
     Less: sales between businesses                      2,364     2,773     4,112     4,124       13,373
                                                       --------------------------------------   ---------
     Group excluding JVs                                14,642    19,016    21,958    27,950       83,566
     Sales of joint ventures                             3,342     3,923     4,707     5,642       17,614
                                                       --------------------------------------   ---------
                                                        17,984    22,939    26,665    33,592      101,180
                                                       ======================================   =========

                      BP AMOCO p.l.c. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - concluded


17.Comparative information relating to the Exploration and Production and Gas and Power businesses - continued

                                                                         (Unaudited)
                                                               Three months ended
                                                       --------------------------------------  Year ended
                                                        Mar 31,   Jun 30,   Sep 30,   Dec 31,      Dec 31,
                                                          1999      1999      1999      1999         1999
                                                       --------------------------------------   ---------
                                                                          $ million
   Exceptional items
   Previously reported Exploration & Production total       (9)        8      (419)      (91)        (511)
                                                       ======================================   =========
   Restated as:
     Exploration and Production                             (9)        8      (419)     (105)        (525)
     Gas and Power                                           -         -         -        14           14
                                                       ======================================   =========

   Capital expenditure and acquisitions
   Previously reported Exploration & Production total      934     1,102       775     1,401        4,212
                                                       ======================================   =========
   Restated as:
   Exploration and Production
     UK                                                    244       203       135       187          769
     Rest of Europe                                          8         5        44        37           94
     USA                                                   362       400       318       793        1,873
     Rest of World                                         320       490       277       371        1,458
                                                       --------------------------------------   ---------
                                                           934     1,098       774     1,388        4,194
                                                       ======================================   =========
   Gas and Power
     UK                                                      -         -         -         -            -
     Rest of Europe                                          -         -         -         3            3
     USA                                                     -         3         -         5            8
     Rest of World                                           -         1         1         5            7
                                                       --------------------------------------   ---------
                                                             -         4         1        13           18
                                                       ======================================   =========

                      BP AMOCO p.l.c. AND SUBSIDIARIES
                      SUMMARIZED FINANCIAL INFORMATION

                                                            Three months ended      Nine months ended
                                                                September 30           September 30
                                                                (Unaudited)             (Unaudited)
BP America Inc. (a)(b)(e)(f)(g)(h)(i)(j)(k)                 2000          1999      2000          1999
                                                          ---------------------   ---------------------
                                                                           ($ million)
Sales and other operating revenue                         23,539        12,245    60,351        30,530
Gross profit (c)                                           4,350         2,994    11,978         6,696
Profit for the period (d)                                  2,731         1,721     7,316         2,501
                                                         =======       =======   =======       =======

                                                           September 30, 2000       December 31, 1999
                                                               (Unaudited)              (Unaudited)
                                                                          ($ million)
Fixed and other assets                                            75,990                   40,110
Current assets                                                    24,550                   15,479
                                                                 -------                  -------
Total assets                                                     100,540                   55,589
                                                                 =======                  =======
Current liabilities                                               18,755                   13,633
Noncurrent liabilities                                            20,207                   14,543
Minority shareholders' interest                                      797                      970
Shareholders' interest                                            60,781                   26,443
                                                                 -------                  -------
Total liabilities and shareholders' interest                     100,540                   55,589
                                                                 =======                  =======

                                                            Three months ended      Nine months ended
                                                                September 30           September 30
                                                                (Unaudited)             (Unaudited)
The Standard Oil Company (a)(e)(f)(g)(h)                    2000          1999      2000          1999
                                                          ---------------------   ---------------------
                                                                           ($ million)
Sales and other operating revenue                          8,765         3,783    23,261         9,538
Gross profit (c)                                           1,092           652     3,303         1,564
Profit for the period (d)                                    615           205     1,930           517
                                                         =======       =======   =======       =======

                                                           September 30, 2000       December 31, 1999
                                                               (Unaudited)
                                                                          ($ million)
Fixed and other assets                                            12,391                  12,584
Current assets                                                     7,217                   6,664
                                                                  ------                  ------
Total assets                                                      19,608                  19,248
                                                                  ======                  ======
Current liabilities                                                3,225                   4,709
Noncurrent liabilities                                             4,871                   4,957
Shareholders' interest                                            11,512                   9,582
                                                                  ------                  ------
Total liabilities and shareholders' interest                      19,608                  19,248
                                                                  ======                  ======

                      BP AMOCO p.l.c. AND SUBSIDIARIES
                SUMMARIZED FINANCIAL INFORMATION - continued

                                                            Three months ended      Nine months ended
                                                                September 30           September 30
                                                                (Unaudited)             (Unaudited)
BP Pipelines (Alaska) Inc. (a)                              2000          1999      2000          1999
                                                          ---------------------   ---------------------
                                                                           ($ million)
Sales and other operating revenue                             78           131       302           359
Gross profit (c)                                               7            54        98           149
(Loss) profit for the period                                  (6)           35        65            92
                                                         =======       =======   =======       =======

                                                           September 30, 2000       December 31, 1999
                                                               (Unaudited)
                                                                          ($ million)
Fixed and other assets                                            1,321                  1,290
Current assets                                                      921                    853
                                                                 ------                 ------
Total assets                                                      2,242                  2,143
                                                                 ======                 ======
Current liabilities                                                 173                    128
Noncurrent liabilities                                              956                    967
Shareholders' interest                                            1,113                  1,048
                                                                 ------                 ------
Total liabilities and shareholders' interest                      2,242                  2,143
                                                                 ======                 ======

                                                            Three months ended      Nine months ended
                                                                September 30           September 30
                                                                (Unaudited)             (Unaudited)
BP Exploration (Alaska) Inc. (a)(f)(g)                      2000          1999      2000          1999
                                                          ---------------------   ---------------------
                                                                           ($ million)
Sales and other operating revenue                          5,030         1,927    13,597         4,753
Gross profit (c)                                             504           116     1,164           229
Profit (loss) for the period (d)                             363             6       806            (4)
                                                         =======       =======   =======       =======

                                                           September 30, 2000       December 31, 1999
                                                               (Unaudited)
                                                                          ($ million)
Fixed and other assets                                            11,180                 10,124
Current assets                                                     2,613                  3,117
                                                                  ------                 ------
Total assets                                                      13,793                 13,241
                                                                  ======                 ======
Current liabilities                                                1,949                  2,119
Noncurrent liabilities                                             1,452                  1,536
Shareholders' interest                                            10,392                  9,586
                                                                  ------                 ------
Total liabilities and shareholders' interest                      13,793                 13,241
                                                                  ======                 ======

                      BP AMOCO p.l.c. AND SUBSIDIARIES
                SUMMARIZED FINANCIAL INFORMATION - concluded


---------------

(a) BPAmerica Inc. is a wholly-owned subsidiary of BP Amoco p.l.c.; The Standard Oil Company is a wholly-owned subsidiary of BP America Inc.; and BP Pipelines (Alaska) Inc. and BP Exploration (Alaska) Inc. are wholly-owned subsidiaries of The Standard Oil Company.

(b) In April 2000, BP Amoco p.l.c. transferred its 100% ownership of BP Amoco Corporation and Atlantic Richfield Company to BP America Inc. in exchange for 4,385,079 and 2,129,809 additional shares of BP America Inc., respectively. Following the transfer, BP Amoco Corporation and the Atlantic Richfield Company are wholly-owned subsidiaries of BP America Inc. In the summarized financial information for BP America Inc. 1999 amounts have been restated to include BP Amoco Corporation.

(c)  Gross profit  equals  sales and other  operating  revenue  less  associated
     costs,  which  exclude   distribution  and   administration   expenses  and
     exploration expense.

(d) Profit for the three months ended September 30, 1999 for BP America Inc., The Standard Oil Company, and BP Exploration (Alaska) Inc. includes restructuring costs of $283 million, $55 million and $4 million, respectively. Profit (loss) for the nine months ended September 30, 1999 for BP America Inc., The Standard Oil Company and BP Exploration (Alaska) Inc. includes restructuring charges of $1,222 million, $146 million and $35 million respectively.

(e) The December 1999 summarized balance sheets for BP America and Standard Oil have been restated by $406 million for a reclassification from noncurrent to current liabilities pertaining to the short term classification of floating rate municipal bonds.

(f)  In April  2000,  an  agreement  was  reached  between  BP,  Exxon Mobil and
     Phillips to align the respective oil and gas equity interest of BP Exploration (Alaska), Exxon Mobil and Phillips in the Prudhoe Bay Unit. This agreement also provides for BP Exploration (Alaska) to become the single operator.

(g) Profit for the three months and nine months ended September 30, 1999 for BP America Inc., The Standard Oil Company and BP Exploration (Alaska) Inc. includes a pretax charge of $100 million relating to the write down of the investment in the Badami oilfield.

(h) In September 2000, the sale of the Alliance Refinery was completed resulting in a pretax gain of $159 million and an after-tax loss of $120 million. Proceeds on the sale were approximately $914 million.

(i) In April 2000, BP Amoco Corporation completed the sale of its interest in Altura to Occidental Petroleum Corporation. The after-tax gain recorded was $147 million. Proceeds on the disposition of Altura were approximately $1.2 billion.

(j) Profit for the three months and nine months ended September 30, 1999 for BP America Inc. included the profit of some $280 million on the sale of the Canadian oil properties.

(k) In April 2000, the Alaskan operations of Atlantic Richfield Company, comprising oil and gas production, crude oil marine transportation and related crude oil inventory, were sold for proceeds totalling approximately $5.8 billion.

                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              BP AMOCO p.l.c.
                                (Registrant)





DATED: November 22, 2000                      /s/ JUDITH C HANRATTY
                                              ---------------------
                                                  J. C. HANRATTY
                                                  COMPANY SECRETARY

Page 39
                                                                   Exhibit 1

                      BP AMOCO p.l.c. AND SUBSIDIARIES
                SUMMARIZED FINANCIAL INFORMATION - concluded

                                                           Nine months ended
                                                           September 30, 2000
                                                      ($ million, except ratios)
                                                               (Unaudited)

Profit before taxation                                           13,482

Group's share of income in excess of dividends
  of joint ventures and associated undertakings                    (584)

Captalized interest                                                 (77)

                                                                -------
Profit as adjusted                                               12,821
                                                                -------

Fixed charges:

   Interest net of interest expense of joint ventures and           873
     associated undertakings and unwinding of discount
   Rental expense representative of interest                        266
   Capitalized interest                                              77
                                                                -------
                                                                  1,216
                                                                -------

Total adjusted earnings available for payment of fixed charges   14,037
                                                                =======

Ratio of earnings to fixed charges                                 11.5
                                                                =======

Total adjusted earnings available for payment of fixed
charges, after taking account of  adjustments  to profit
taxation  to accord with US GAAP (a)                             13,718
                                                                =======

Ratio of earnings to fixed charges with  adjustments
to accord with US GAAP                                             11.3
                                                                =======

---------------

(a)   See Note 16 of Notes to Consolidated Financial Statements.